T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 30, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

EARLY WARNING REPORT

Mr. Ron Tremblay, President of  Levon Resources Ltd. (“Levon”) has purchased indirectly on March 27, 2009 through a private placement, a total of 3,950,000 Units of Levon at a price of $0.05 per Unit.  Each Unit consists of one common share and one share purchase warrant (the “Warrant”).  Each Warrant entitles the holder to purchase one common share at $0.15 for the first year and at $0.25 for the second year, expiring March 27, 2011.  Assuming full exercise of the Warrants, Mr. Ron Tremblay would hold 17,981,000 shares representing 33.09% of the outstanding shares of Levon.

As a result of the acquisition, Mr. Tremblay, through Stone’s Throw Capital Corp., now holds 14,031,000 common shares of Levon representing 27.84% of the issued and outstanding common shares of Levon, as of the date hereof, on a non-diluted basis.  The common shares of Levon are listed on the TSX Venture Exchange.

An Early Warning Report respecting this acquisition has been filed on the System for Electronic Document Analysis and Review (“SEDAR”) and can be viewed at www.sedar.com.

Mr. Tremblay acquired the shares referred to above for investment purposes only.  The investments will be reviewed on a continual basis, and Mr. Tremblay’s holdings may be increased or decreased in the future, depending upon economic or market conditions or matters relating to Company.

For further information please contact:

Ron Tremblay, President
(604) 682-3701
Email: RonTremblay@levon.com

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.